EXHIBIT 99.12

Consent of Melissa Render

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2024 of New Found Gold Corp.

/s/ Melissa Render

By: Melissa Render, P.Geo.

Date: March 20, 2025